

02003530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-53050

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NORTHSTAR FINANCIAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30078 SCHOENHERR, SUITE 100
(No. and Street)

WARREN (City) MI (State) 48088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN CHAPUT 586-563-7600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. MOORFOOT, CPA PC
(Name — *if individual, state last, first, middle name*)

3250 W. BIG BEAVER #305 (Address) TROY (City) MI (State) 48084 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEN CHAPUT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHSTAR FINANCIAL PARTNERS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHSTAR FINANCIAL PARTNERS, INC.

Financial Statements
Year ended December 31, 2001

NORTHSTAR FINANCIAL PARTNERS, INC.

Table of Contents

\- - -

	PAGE
Accountants Report	1
Balance Sheet	2
Statement of Income	3
Statement of Cash Flows	4
Notes to the Financial Statements	5-6
Supplemental Information	7-9

NORTHSTAR FINANCIAL PARTNERS, INC.

Balance Sheet
As of December 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	35,529
Accounts receivable - trade		41,263
Total Current Assets		76,792
FURNITURE & EQUIPMENT		3,300
OTHER ASSETS		90
Total Assets	$	80,182

LIABILITIES AND CO-OWNERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	22,787
Total Current Liabilities		22,787
STOCKHOLDERS EQUITY		
Common Stock		70,000
Paid in Capital		3,734
Retained Earnings (defecit)		(16,339)
Total Stockholders Equity		57,395
Total Liabilities and Stockholders Equity	$	80,182

See Accountants Audit Report
and Notes to the Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Statement of Income
for the year ended December 31, 2001

REVENUES		
Commissions & underwriting fees	$	250,649
Interest & dividend income		7,855
TOTAL REVENUES		258,504
EXPENSES		
Commissions & clearance fees	$	155,353
Administrative expenses		3,549
Advertising		250
Bank service charges		152
Education & seminars		594
Employee benefits		4,419
Insurance		8,579
Interest expense		279
Licenses & registrations		6,299
Office supplies		599
Outside services		44,120
Postage & delivery		1,553
Printing & reproduction		2,984
Professional fees		1,603
Rent		15,000
Repairs & maintenance		1,459
Research		8,945
Dues & subscriptions		1,461
Travel & entertainment		8,909
Utilities, water & sewer		8,738
Miscellaneous		(2)
TOTAL EXPENSES		274,843
Excess of revenues over expenses	$	(16,339)

See Accountants Audit Report
and Notes to the Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Statement of Cash Flows
for the year ended December 31, 2001

	Total
CASH FLOWS FROM OPERATIONS;	
Net loss	$ (16,339)
Adjustments to reconcile excess of revenues over expenses to net cash provided by operating activities:	
Changes in:	
Accounts receivable & prepaids	(41,353)
Accounts payable	22,787
Cash flows from operations	(34,905)
CASH FLOWS FROM INVESTMENT ACTIVITIES:	
Purchase of equipment	(3,300)
Cash flows from investment activities	(3,300)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	73,734
Cash flows from financing activities	73,734
NET CHANGE IN CASH	35,529
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 35,529

See Accountants Audit Reports
and Notes to the Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Notes to the Financial Statements
December 31, 2001

NOTE A - DESCRIPTION OF THE COMPANY

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consulting and commission income is recorded as earned with billed but not paid amounts reflected as accounts receivable.

Depreciation is provided on a straight -line basis using estimated useful lives of five to seven years.

Cash includes funds held with the Company's clearing agent, Mesirow Financial Services as a clearing deposit.

NOTE C - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2001 consists of common stock at par value; 60,000 shares authorized and 2,000 shares issued and outstanding.

NOTE D - INCOME TAXES

The company files its tax return as a Federal subchapter "C" corporation for the year ended December 31, 2001. No provision for income taxes has been included in these financial statements.

Schedule A

NORTHSTAR FINANCIAL PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2001

Net Worth:		
Common Stock & Paid in Capital		$ 73,734
Defecit		(16,339)
Deductions - Non Allowable		
Furniture & equipment- net	3,300	
Unsecured receivables-net	3,903	(7,203)
Net Capital		50,192
Minimum net capital		5,000
Excess net capital		$ 45,192

There were no material differnces between the calculation of net capital above and the December 31, 2001 FOCUS report filing.

course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.
I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study , I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange Act of 1934 and should not be used for any other purpose.



Jeffrey M. Moorfoot, CPA, PC
February 18, 2001